SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)*


                                 ImageMax, Inc.
                            -----------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                       ----------------------------------
                         (Title of Class of Securities)


                                   45245V 10 1
                       ----------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                       ----------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

  CUSIP No. 45245V 10 1               13G            Page 2 of 6 Pages
--------------------------------            -----------------------------------


    1.  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Bruce M. Gillis
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |_|
        N/A
    3.  SEC USE ONLY

    4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A


   NUMBER OF              5.  SOLE VOTING POWER

     SHARES                   309,452

  BENEFICIALLY            6.  SHARED VOTING POWER

    OWNED BY
                          7.  SOLE DISPOSITIVE POWER
      EACH
                              309,452
   REPORTING              8.  SHARED DISPOSITIVE POWER

  PERSON WITH

    9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        309,452
   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [  ]

   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.9%
   12.  TYPE OF REPORTING PERSON

        IN

Item 1(a).        Name of Issuer:

                  ImageMax, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1100 East Hector Street, Suite 396
                  Conshohocken, PA  19428

Item 2(a).        Name of Person Filing:

                  Bruce M. Gillis

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  331 Aubrey Road
                  Wynnwood, PA  19096

Item 2(c).        Citizenship

                  United States of America

Item 2(d).        Title of Class of Securities.

                  Common Stock, no par value

Item 2(e).        CUSIP Number

                  45245V 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable



                                Page 3 of 6 Pages

Item 4.  Ownership

         (a)      Amount beneficially owned:

                  309,452

         (b)      Percent of class:

                  4.9%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           309,452

                  (ii)     Shared power to vote or to direct the vote:

                           -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                           309,452

                  (iv) Shared power to dispose or to direct the disposition of:

                           -0-

Item 5.  Ownership of Five Percent of Less of a Class

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Mr. Gillis holds 8,462 shares as custodian for Claire
                  Solomon Gillis under UGMA and 8,462 shares as custodian for Katherine Tessa Solomon Gillis under UGMA.


                                Page 4 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification

                  Not applicable



                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      January 31, 1999
                                                      ------------------------
                                                      (DATE)

                                                      /s/ Bruce M. Gillis
                                                      ------------------------
                                                      (SIGNATURE)

                                                      Bruce M. Gillis
                                                      ------------------------
                                                      (NAME)

                                Page 6 of 6 Pages